Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 333-151841) of the H.B. Fuller Company of our report dated June 25, 2010 with respect to the statements of net assets available for benefits of the H.B. Fuller Company Thrift Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedules as of and for the year ended December 31, 2009, which report appears elsewhere in this December 31, 2009 annual report on Form 11-K.

By:	/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 25, 2010